FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1                     FRN Variable Rate Fix released on 22 July 2003
No. 2                     FRN Variable Rate Fix released on 22 July 2003
No. 3                     FRN Variable Rate Fix released on 25 July 2003
No. 4                     FRN Variable Rate Fix released on 25 July 2003
No. 5                     Employee Share Option Scheme released on 25 July 2003

Document No. 1


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--July 22, 2003--

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 21-Jan-2004
    ISSUE DATE: 21-Jan-1999
    ISIN: XS0094096376

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 21-Jly-2003 TO 21-Oct-2003 HAS BEEN FIXED AT 3.530780 PCT.

INTEREST PAYABLE VALUE  21-Oct-2003 WILL  AMOUNT TO:
GBP 889.95  PER GBP  100,000.00  DENOMINATION.

IF YOU HAVE ANY QUERIES  PLEASE  CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 2


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--July 22, 2003--

RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE: 19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 21-Jly-2003 TO 20-Oct-2003 HAS BEEN FIXED AT 3.465780 PCT.

INTEREST PAYABLE VALUE 20-Oct-2003 WILL AMOUNT TO:
GBP 864.07 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

 Business Editors
 UK REGULATORY NEWS


LONDON--(BUSINESS WIRE)--July 25, 2003--

RE: NORTHERN ROCK PLC
    EUR 300,000,000.00
    MATURING: 26-Apr-2004
    ISSUE DATE: 26-Apr-2001
    ISIN: XS0127924172


PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28-Jly-2003 TO 27-Oct-2003 HAS BEEN FIXED AT 2.272000 PCT.

INTEREST PAYABLE VALUE 27-Oct-2003 WILL AMOUNT TO:
EUR 57.43 PER EUR 10,000.00 DENOMINATION.
EUR 574.31 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4


( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

    Business Editors
    UK REGULATORY NEWS

    LONDON--(BUSINESS WIRE)--July 25, 2003--

RE: NORTHERN ROCK PLC
    EUR 10,000,000.00
    MATURING: 26-Apr-2007
    ISSUE DATE: 26-Apr-2000
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-Jly-2003 TO 27-Oct-2003 HAS BEEN FIXED AT 2.302000 PCT.

INTEREST PAYABLE VALUE 27-Oct-2003 WILL AMOUNT TO:
EUR 5,818.94 PER EUR 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5



                               NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 25 July 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,156,222 Shares representing 1.22% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  28 July, 2003            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary